SEC File Number: 0-27050
CUSIP Number: 717-113-203

FORM 12b-25

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTIFICATION OF LATE FILING

(Check One)

[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
For Period Ended: June 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Full Name of Registrant:    Phar-Mor, Inc.
Former name if applicable: N/A

Address of Principal
Executive Office (Street and Number):      20 Federal Plaza West
                                                                 Youngstown, Ohio 44501-0400

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]     (a)          The reasons described in reasonable detail in Part III of                           this form could not be eliminated without unreasonable                           effort or expense;

[X]     (b)          The subject annual report, semi-annual report, transition                           report on Form 10-K or Form 10-KSB, Form 20-F,                           Form 11-K or Form N-SAR, or portion thereof, will be                           filed on or before the fifteenth calendar day following the                           prescribed due date; or the subject quarterly report or                           transition report on Form 10-Q or Form 10-QSB, or                           portion thereof, will be filed on or before the fifth calendar                           day following the prescribed due date; and

[ ]     (c)           The accountant's statement or other exhibit required by                          Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

         On September 24, 2001, the registrant has filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code to restructure its operations and return to profitability. It has devoted and continues to devote substantially all of its resources and attention to the Chapter 11 filing and accordingly is unable to file its Form 10-K for the year end June 30, 2001 within the prescribed time period without unreasonable effort and expense.

Part IV - Other Information

(1)         Name and telephone number of person to contact in regard to this notification:

           John R. Ficarro                              (330)                                      746-6641
            (Name)                                      (Area Code)                      (Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section                30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the                registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year                will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,   state the               reasons why a reasonable estimate of the results cannot be made.

Phar-Mor, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2001	/s/ John R. Ficarro John R. Ficarro Senior Vice President and Chief Administrative Officer